                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE, 2003

                        COMMISSION FILE NUMBER: 333-11910

                            ------------------------

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                         MAXCOM TELECOMMUNICATIONS, INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                            ------------------------

                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE
                                MEXICO, DF 01210
              (ADDRESS OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F   X    Form 40-F
                                          -----           ----

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
                                       Yes      No   X
                                           ----    -----

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

                                       Yes      No   X
                                           ----    -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes      No   X
                                           ----    -----


   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                  ------

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                        MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                        By: /s/ GONZALO ALARCON ITURBIDE
                                            -----------------------------------
                                               Name: Gonzalo Alarcon Iturbide
                                               Title:   General Counsel


Date: June 18, 2003

                                                                       Exhibit 1

INVESTOR UPDATE MAY '03                                            [MAXCOM LOGO]

 May 9, 2003

                   INVESTOR UPDATE FOR THE MONTH OF MAY, 2003
                   ------------------------------------------

                                     [GRAPH]

             LINES IN SERVICE     CUSTOMER BASE
1Q01                    28,352              13,208
2Q01                    33,205              18,653
3Q01                    56,786              32,621
4Q01                    77,981              47,196
1Q02                    85,339              53,059
2Q02                    91,009              58,772
3Q02                   109,903              74,127
4Q02                   125,231              89,950
1Q03                   129,982              93,702
Apr-03                 131,898              94,682
May-03                 133,122              95,241



                 LINES                     MAR-03         APR-03        MAY-03       VS. MAR03      VS. APR03
----------------------------------------------------------------------------------------------------------------
Business Lines                                 22,505         22,892        23,270             3%            2%
Residential Lines                             102,387        103,526       104,642             2%            1%
                                        ------------------------------------------------------------------------
Total Voice Lines                             124,892        126,418       127,912             2%            1%
Wholesale                                       5,090          5,480         5,210             2%           -5%
----------------------------------------------------------------------------------------------------------------
                 TOTAL                        129,982        131,898       133,122             2%            1%
----------------------------------------------------------------------------------------------------------------

               CUSTOMERS                   MAR-03         APR-03        MAY-03       VS. MAR03      VS. APR03
----------------------------------------------------------------------------------------------------------------
Business                                        3,870          3,864         3,817            -1%           -1%
Residential                                    89,832         90,818        91,424             2%            1%
----------------------------------------------------------------------------------------------------------------
                 TOTAL                         93,702         94,682        95,241             2%            1%
----------------------------------------------------------------------------------------------------------------
Mexico                                         44,840         45,113        45,002             0%            0%
Puebla                                         46,487         47,125        47,732             3%            1%
Queretaro                                       2,375          2,444         2,507             6%            3%
----------------------------------------------------------------------------------------------------------------






The number of lines in service at the end of May '03 increased 1% to 133,122 lines, from 131,898 lines at the end of April '03. Residential lines at the end of May '03 were 104,642, while 23,270 lines were business lines and 5,210 or 3.9%, were wholesale lines.

Total customers grew 1% to 95,241 at the end of May '03, from 94,682 at the end of April '03. The growth in number of customers by region was distributed as follows: in Mexico City the number of customers remained at the same level of the previous month; (ii) in Puebla, customers grew 1%; and, (iii) in Queretaro the increase was 3%. The number of business customers decreased 1% while residential customers grew 1%.

                                      # # #

MAXCOM TELECOMUNICACIONES, S.A. DE C.V., HEADQUARTERED IN MEXICO CITY, MEXICO, IS A FACILITIES-BASED TELECOMMUNICATIONS PROVIDER USING A "SMART-BUILD" APPROACH TO DELIVER LAST-MILE CONNECTIVITY TO MICRO, SMALL AND MEDIUM-SIZED BUSINESSES AND RESIDENTIAL CUSTOMERS IN THE MEXICAN TERRITORY. MAXCOM LAUNCHED COMMERCIAL OPERATIONS IN MAY 1999 AND IS CURRENTLY OFFERING LOCAL, LONG DISTANCE AND DATA SERVICES IN GREATER METROPOLITAN MEXICO CITY, PUEBLA AND QUERETARO.